File No.: 811-08380

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form N-8F

   Application for Deregistration of Certain Registered Investment Companies

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]   Merger

      [ ]   Liquidation

      [ ]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

            [ ] Election of status as a Business Development Company (Note:
            Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Touchstone Series Trust, consisting of eight series: the Bond Fund, the Balanced Fund, the Income Opportunity Fund, the Standby Income Fund, the Growth & Income Fund, the Value Plus Fund, the International Equity Fund and the Emerging Growth Fund.

3.    Securities and Exchange Commission File No.: 811-08380

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [ ]   Initial Application           [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202


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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Tina H. Bloom, 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202, 513/362-8228

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

      Investors Bank & Trust Company, 200 Clarendon Street, P.O. Box 9130, Boston, Massachusetts 02117-9130 (617) 330-6700

      Touchstone Advisors, Inc., 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202 (513) 362-8000

      Touchstone Securities, Inc., 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202 (513) 362-8000

      David L. Babson & Company, Inc. (Sub-Advisor to Emerging Growth Fund) One Memorial Drive, Cambridge, MA 02142-1300 (617) 225-3800

      Westfield Capital Management Company, Inc. (Sub-Advisor to Emerging Growth Fund)
      One Financial Center, Boston, MA 02111 (617) 428-7100

      Credit Suisse Asset Management (Sub-Advisor to International Equity
      Fund)
      One Citicorp Center, 153 East 53rd Street, New York, NY 10022 (212)
      326-5471

      Alliance Capital Management L.P.  (Sub-Advisor to Income Opportunity
      Fund)
      1345 Avenue of the Americas, New York, NY 10105 (212) 969-6394

      OpCap Advisors (Sub-Advisor to the Balanced Fund)
      1345 Avenue of the Americas, New York, NY  10105 (212) 667-7424

      Scudder Kemper Investments, Inc. (Sub-Advisor to the Growth & Income
      Fund)
      345 Park Avenue, New York, NY  10154 (212) 326-6564

      Fort Washington Investment Advisors, Inc. (Sub-Advisor to Value Plus Fund, Bond Fund and Standby Income Fund)
      420 East Fourth Street, Cincinnati, OH 45202 (513) 361-7620

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


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8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company

9.    Sub-classification if the fund is a management company (check only one):

      [X]   Open-end          [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisors) during the last five years, even if the fund's contracts with those advisors have been terminated.

      Touchstone Advisors, Inc. (Advisor to all Funds)
      221 East Fourth Street, Suite 300, Cincinnati, OH 45202

      David L. Babson & Company, Inc. (Sub-Advisor to Emerging Growth Fund) One Memorial Drive, Cambridge, MA 02142-1300

      Westfield Capital Management Company, Inc. (Sub-Advisor to Emerging Growth Fund)
      One Financial Center, Boston, MA 02111

      Credit Suisse Asset Management (Sub-Advisor to International Equity
      Fund)
      One Citicorp Center, 153 East 53rd Street, New York, NY 10022

      Alliance Capital Management L.P.  (Sub-Advisor to Income Opportunity
      Fund)
      1345 Avenue of the Americas, New York, NY 10105

      OpCap Advisors (Sub-Advisor to the Balanced Fund)
      1345 Avenue of the Americas, New York, NY  10105 (212) 667-7424

      Scudder Kemper Investments, Inc. (Sub-Advisor to the Growth & Income
      Fund)
      345 Park Avenue, New York, NY  10154 (212) 326-6564

      Fort Washington Investment Advisors, Inc. (Sub-Advisor to Value Plus Fund, Bond Fund and Standby Income Fund)
      420 East Fourth Street, Cincinnati, OH 45202


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12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Touchstone Securities, Inc., 221 East Fourth Street, Suite 300, Cincinnati, OH 45202

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ] Yes          [X] No

      If Yes, for each UIT state:
            Name(s):

            File No.:  811-

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes           [ ] No

      If Yes, state the date on which the board vote took place: February 15,
      2000

On February 15, 2000, the Board of Trustees of Touchstone Series Trust (the "Trust") approved a series of transactions designed to consolidate the Countrywide Family of Funds and the Touchstone Family of Funds as a result of the acquisition of the investment advisor to the Countrywide Family of Funds by The Western and Southern Life Insurance Company, an affiliate of the Trust. The Board of Trustees determined that each series of the Trust would either be reorganized into the Countrywide Family of Funds or be terminated.

On February 15, 2000, the Board of Trustees authorized management to close the Balanced Fund, the Income Opportunity Fund and the Standby Income Fund series of the Trust. The Board of Trustees also approved the merger of the Growth & Income Fund series of the Trust into the Value Plus Fund series of the Trust. The Board further approved a Plan of Reorganization between the Trust and Countywide Strategic Trust (renamed Touchstone Strategic Trust, File No. 811-3651) providing for the merger of the Value Plus Fund, the International Equity Fund and the Emerging Growth Fund series of the Trust into newly established series of Touchstone Strategic Trust. The Board of Trustees then approved a Plan of Reorganization between the Trust and Countrywide Investment Trust (renamed Touchstone


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Investment Trust, File No. 811-2538) providing for the merger of the Bond Fund series of the Trust into the Intermediate Bond Fund series of Touchstone Investment Trust.

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes           [ ] No

            Shareholders approved the mergers described above. The Board of Trustees approved the Fund closings listed above in accordance with its authority provided in the Trust's Declaration of Trust.

            If Yes, state the date on which the shareholder vote took place:

            April 19, 2000

            If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X] Yes           [ ] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

      On April 28, 2000, the assets of the Balanced Fund, the Income Opportunity Fund and the Standby Income Fund series of the Trust were distributed to shareholders and the Funds were liquidated. On May 1, 2000 the assets of the Growth & Income Fund were merged into the Value Plus Fund. On May 1, 2000, the assets of the Value Plus Fund, Emerging Growth Fund and International Equity Fund series of the Trust were merged into corresponding series of Countrywide Strategic Trust, renamed Touchstone Strategic Trust. On May 1, 2000, the assets of the Bond Fund were merged into the Intermediate Bond Fund series of Countrywide Investment Trust. On the same date, Countrywide Investment Trust was renamed Touchstone Investment Trust and the Intermediate Bond Fund was renamed the Bond Fund.

      (b)   Were the distributions made on the basis of net assets?

            [X] Yes           [ ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [X] Yes           [ ] No


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      (d)   If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [ ] Yes           [ ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

            [ ] Yes           [ ] No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

            [X] Yes           [ ] No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

            [ ] Yes           [X] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

            [ ] Yes           [X] No

      If Yes,


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      (a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ] Yes           [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [ ] Yes           [X] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:
            (i)   Legal expenses:

            (ii)  Accounting expenses:

            (iii) Other expenses (list and identify separately):

            (iv)  Total expenses (sum of lines (i) - (iii) above): $375,000

      (b)   How were those expenses allocated?

            100% to Touchstone Advisors, Inc.

      (c)   Who paid those expenses?

            Touchstone Advisors, Inc.

      (d)   How did the fund pay for unamortized expenses (if any)?

            Touchstone Advisors, Inc. paid all remaining unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [X] Yes           [ ] No


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      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

      Release No. 24405 was issued by the Commission on April 26, 2000, "Order Under Section 17(b) of the Investment Company Act of 1940 Granting an Exemption From Section 17(a) of the Act." The Order permits certain series of Countrywide Investment Trust and Countrywide Strategic Trust to acquire all of the assets, subject to certain liabilities, of certain series of Touchstone Series Trust.

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

            [ ] Yes           [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

            [ ] Yes           [X] No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

      (a)   State the name of the fund surviving the merger:

            The Growth & Income Fund series of the Trust merged into the Value Plus Fund series of the Trust. The Value Plus Fund then merged into a new Value Plus Fund series of Touchstone Strategic Trust.

            The International Equity Fund series of the Trust merged into a new International Equity Fund series of Touchstone Strategic Trust.

            The Emerging Growth Fund series of the Trust merged into a new Emerging Growth Fund series of Touchstone Strategic Trust.

            The Bond Fund series of the Trust merged into the Intermediate Bond Fund series of Touchstone Investment Trust.

      (b) State the Investment Company Act file number of the fund surviving the Merger:


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            Value Plus Fund - Touchstone Strategic Trust - 811-3651
            International Equity Fund - Touchstone Strategic Trust - 811-3651 Emerging Growth Fund - Touchstone Strategic Trust - 811-3651
            Bond Fund - Touchstone Investment Trust 811-2538

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            N-14 for Countrywide Investment Trust (333-30452) filed 2-15-2000 N-14/A for Countrywide Investment Trust (333-30452) filed 3-31-00 N-14 for Countrywide Strategic Trust (333-95787) filed 1-31-00 N-14/A for Countrywide Strategic Trust (333-95787) filed 3-31-00

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                 VERIFICATION

      The undersigned stated that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Touchstone Series Trust, (ii) she is the President of Touchstone Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

Date:   February 9, 2005


                                          /s/ Jill T. McGruder
                                          ---------------------
                                          Jill T. McGruder
                                          President